Exhibit 6.1

ADVISORY BOARD AGREEMENT

This Agreement is made by and between Arolucha, Inc., a Delaware corporation (the “Company”), and Ash Greyson (“Advisor”), effective July 26th, 2019 (the “Effective Date”). Company and Advisor agree as follows:

Section 1. Engagement of Services. Advisor agrees to serve on the Company’s Advisory Board and to be available from time to time to consult with and advise the Company’s CEO regarding the strategic operations of the Company within Advisor’s areas of expertise, including without limitation, assisting with corporate strategy and making strategic introductions to the Company if and when appropriate, including, but not limited to, the below:

●	Basics and Getting Started - can help the team understand options for team mates, advisory board members, setting out the goals, building the right team, knowing where the pitfalls are, discussion about setting up the cap table, etc.

●	Budget and Timing – Advisory will help with sizing the market, and Regulation Crowd Fund Raise, the budget and schedule.

●	Marketing and Advertising – Advertising and Marketing the Raise through Digital Channels including Facebook, YouTube, and other digital platforms.

●	Partners - Help get all the critical partners/consultants in place. Will make C-level introductions to the right people, consultants, and platforms.

●	Producing and Deal Creation- Advisor will assist with sourcing and identifying Intellectual Property for the company to develop. Advisor will assist in developing and producing film projects, teams, and assist with getting financing in place for production of projects and Print & Advertising.

●	Shareholder Engagement – Advisory will assist in consulting development of procedures and infrastructure to support, nurture, and utilize our shareholder community to maximize their experience and the value the company through their support.

(all of the foregoing, collectively, the “Services”).

Section 2. Use of Name. The Company has the right during the term of this Agreement to use Advisor’s name, together with a likeness and biographical data provided or approved by Advisor, to identify Advisor as an advisor to the Company.

Section 3. Compensation.

Advisor shall not receive monetary compensation for the Services. Company and Advisor have a 30-day cancellation of the agreement, after the first 90 days, by either if not satisfied with the arrangement to remove advisor from the board upon written notice. This shall not impact their share ownership if shares have been awarded and are not pursuant to a vesting schedule.

Advisor shall receive 46,875 (Forty Six Thousand Eighty Hundred Seventy Five) shares of Class A Voting Common Stock.

Section 4. Confidentiality. Advisor will use the Company’s Confidential Information only to perform the Services for the benefit of the Company and will take all reasonable measures to avoid disclosure, dissemination, or unauthorized use of Confidential Information, including, at a minimum, those measures he or she takes to protect his or her own confidential information of a similar nature. “Confidential Information” means all nonpublic information, in both tangible media and in the nature of unrecorded knowledge, disclosed by or relating to the Company that is designated as confidential or that, given the nature of the information or the circumstances surrounding its disclosure, reasonably should be considered as confidential, including without limitation (i) all nonpublic information relating to Company’s trade secrets; technology; business plans; methods and processes; promotional and marketing activities; current and prospective client and customer lists; any information relating to the Company’s client or customer requirements and practices, documents, records, and contract forms; finances; and other business affairs, and (ii) all third-party information that the Company is obligated to keep confidential. “Confidential Information” does not include any information that (i) is or becomes publicly available without breach of this Agreement, (ii) can be shown by documentation to have been known to Advisor at the time of receipt from the Company, (iii) is received from a third party who did not acquire or disclose such information by a wrongful act, or (iv) can be shown by documentation to have been independently developed by Advisor without reference to any Confidential Information. This section shall survive any termination of this Agreement.

Section 5. Independent Contractor. Advisor will be an independent contractor in the performance of the Services. This Agreement may not be interpreted as creating an association, joint venture, or partnership relationship between the parties or as imposing any employment or partnership obligation or liability on any party. Advisor will not be entitled to, and agrees not to attempt to, create or assume any obligation, express or implied, on behalf of Company. Advisor will not be entitled to or eligible for any benefits not specifically contained in this Agreement.

Section 6. Term. This Agreement is effective as of the Effective Date and will continue until terminated by either party upon written notice to the other party.

Section 7. Governing Law; Jurisdiction and Venue. This Agreement is governed by the internal laws of the State of Delaware, without regard to conflicts of laws provisions. Each of the Parties hereby submits to the exclusive jurisdiction of the state and federal courts located in Delaware, as well as to the jurisdiction of all courts from which an appeal may be taken therefrom, for the purpose of any suit, action, or other proceeding arising out of or with respect to this Agreement or the Services. Any and all objections any Party may have regarding venue in any such court is hereby waived. Each of the Parties hereto also agrees that any final and unappealable judgment resulting from any such suit, action, or other proceeding shall be conclusive and binding on the Parties hereto and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside the United States.

Section 8. Taxes. Advisor agrees that Advisor will be solely responsible for any tax consequences resulting from Advisor’s purchase of the Units, including the determination of whether to file, and the responsibility for timely filing, any election pursuant to §83(b) of the Internal Revenue Code in connection with the grant of the Units.

Section 9. Miscellaneous. This Agreement is binding upon and will inure to the benefit of the parties’ successors and permitted transferees and assigns. Any amendment to this Agreement must be in writing signed by Advisor and the Company. This Agreement supersedes any prior or contemporaneous agreements or understandings between Advisor and the Company with respect to the subject matter hereof. All notices under this Agreement must be in writing and will be deemed given when mailed, postage prepaid, to the parties at the addresses set forth below, or to such other addresses as a party may specify to the other, or upon confirmation of receipt if sent by email. This Agreement may be executed in counterparts by original or electronic signatures, and each such counterpart will be deemed an original, and all them together will constitute one and the same instrument.

Called Higher Studios, Inc.

By:	/s/ Jason Brown	By:	/s/ Ash Greyson
	Jason Brown		Ash Greyson
Its:	CEO		Advisor
Address:	9042 Berry Farms Xing		Address:
Franklin TN 37064

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